Exhibit 1
                                                                       ---------

For Immediate Release                                          31st October 2008


                             "WPP Group plc ("WPP")

                            Voting rights and Capital


WPP confirms that its capital consists of 1,174,769,853 ordinary shares with voting rights.

WPP holds  2,000,000 of its ordinary  shares in Treasury.
Therefore, the total number of voting rights in WPP is 1,172,769,853. The figure of 1,172,769,853 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.

For further information, please contact:
 Feona McEwan, WPP                    +44 (0)20 7408 2204
 www.wpp.com
 -----------